Exhibit (a)(1)(iii)

PERMAL HEDGE STRATEGIES PORTFOLIO

620 EIGHTH AVENUE

NEW YORK, NEW YORK 10018

DEAR HOLDER:

The Board of Trustees of Permal Hedge Strategies Portfolio (the “Fund”) has authorized a tender offer for up to $13,811,036 of Interests of the Fund. Accordingly, the Fund is hereby commencing an offer to purchase up to 25% of the Fund’s outstanding Interests. The offer is at a price equal to the Fund’s net asset value per interest (“NAV”) as of 5:00 pm New York City time on the Valuation Date, which is currently expected to be June 30, 2015, upon the terms and conditions set forth in the enclosed Offer to Purchase and related Letter of Transmittal (which together constitute the “Offer”).

The purpose of this Offer is to provide liquidity to Holders. The deadline for participating in the Offer is 11:59 p.m., New York City time, May 1, 2015, or such later date to which the Offer is extended (the “Termination Date”). Holders who choose to participate in the Offer can expect to receive payment for Interests tendered and accepted in the manner and at such time as set forth in the Offer.

If, after carefully evaluating all information set forth in the Offer, you wish to tender Interests pursuant to the Offer, please either follow the instructions contained in the Offer or, if your Interests are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee, contact such firm to effect the tender for you. Holders are urged to consult their own investment and tax advisors and make their own decisions whether to tender any Interests.

An estimate of the Fund’s current NAV during the pendency of this Offer may be obtained by contacting the Depositary, at (877) 355-1494.

None of the Fund, its Board of Trustees (the “Board”), its investment adviser, Legg Mason Partners Fund Advisor, LLC, or its subadviser Permal Asset Management LLC is making any recommendation to any Holder whether to tender or refrain from tendering Interests in the Offer. The Fund and the Board urge each Holder to read and evaluate the Offer and related materials carefully and make his or her own decision.

Questions, requests for assistance and requests for additional copies of this Offer and related materials should be directed to the Depositary, at (877) 355-1494.

Sincerely,

/s/ Kenneth D. Fuller
Kenneth D. Fuller
Chairman, President and Chief Executive Officer
PERMAL HEDGE STRATEGIES PORTFOLIO

March 27, 2015